ZEV VENTURES, INC.

March 10, 2016

Via Edgar

Re:         Zev Ventures, Inc.

Registration Statement on Form S-1

Filed June 26, 2015

File No. 333-205271

After Careful Consideration and To Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated September 22, 2015 concerning Zev Ventures, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1.	We note your response to our prior comment 1. Please disclose that you are a shell company and provide the disclosures requested in comment 2 of our letter dated July 23, 2015. All three reports from your independent registered accounting firm assert that you have not established a source of revenue, including the report dated August 5, 2015 regarding your financial statements as of June 30, 2015. We also note that your financial statements reflect only $1,702 in revenues to date and total assets consisting of $4,334 in cash and $269 in inventory. In light of these facts it appears that you have nominal operations and assets consisting of cash and nominal other assets.

It is still our contention that our operations and assets are more than sufficient to be greater than nominal as we have established an inventory and begun ticket sales. In addition, we have included updated financials to show continued growth in sales and assets. We are a small company, and we need additional capital to meet our long term goals. However, we are growing slowly, and expect continued growth. Our operations are not nominal.

2.	We note that you included a consent from your auditor with regard to the review report of your June 30, 2015 financial statements. Please also include a currently dated auditor’s consent for the use of its audit report of your annual financial statements as of December 31, 2014.

As we have updated the financials to include the annual financial statements as of December 31, 2015, we have also included the consent for the same period.

Certain Relationships and Related Transactions, page 23

3.	We note your disclosure that 3,000,000 shares were sold to Zev Turetsky on March 31, 2015. Based on the disclosures on pages 34 and 43, it appears this date should reflect December 22, 2014. Please reconcile or revise to correct the discrepancy.

ZEV VENTURES, INC.

We have corrected the discrepancy.

4. Additionally, please reconcile bullet point disclosure on page 24 of 1,000,000 shares issued to Zev Turetsky on December 22, 2014 with the disclosures contained in the notes to the financial statements or revise to correct the discrepancy.

We have corrected the discrepancy.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:     William Eilers, Eilers Law Group, P.A.